SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August, 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

    Form 20-F    ☑     Form 40-F    ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes    ☐    No    ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of August, 2004.

List of Exhibits:

1.	Press release re: increases production capacity with purchase of two soluble film casting lines.

Exhibit 1.

BioProgress PLC

17 August 2004

Press Release	17 August 2004

BioProgress plc

(‘BioProgress’ or ‘the Company’)

BioProgress increases production capacity

with purchase of two soluble film casting lines

BioProgress plc (LSE: AIM: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announced today it has purchased two complete film casting lines to be used for the production of ‘dissolve-in-the-mouth’ products. The film casting lines have been acquired from Valence Technology BV following the closure of the Valence production facility in Newtonabbey, Northern Ireland. The acquisition will add significantly to the Company’s existing production capacity for water soluble films.

The two lines, which are in virtually new condition, are currently being dismantled and will be shipped to BioProgress before the end of August 2004. These lines were not previously used for casting water soluble films but can easily, and at relatively low cost, be modified for this purpose.

BioProgress expects the lines to be producing film by the first half of 2005.

Each of these new lines has around three times the film production capacity of the current film casting line situated at BioTec Films LLC, BioProgress’ wholly-owned subsidiary in Tampa, Florida USA. BioProgress purchased each complete line for US$225,000. The current operational Tampa film line has capacity to generate annual revenues of around $10 million of the ‘dissolve-in-the-mouth’ breath freshening and vitamin film products of the type that BioProgress currently supply, for example to Boots Retail in the UK and a number of corporates in the US. The two newly acquired lines are larger and have around three times the production capacity each of the current Tampa line.

When installed the new lines will increase the Company’s revenue generating capacity of ‘in- the-mouth’ dissolving films from US$10 million to around US$70 million per year.

Commenting on the purchase Graham Hind, Chief Executive of BioProgress, said: ‘This is an excellent purchase for BioProgress. The acquisition demonstrates the skill and quick-reactions of our operational and engineering team in identifying good opportunities to further our business. It also represents great value for our Shareholders, securing two new film production lines for US$450,000 when one new purpose built line in the UK would normally cost in excess of £1 million.

‘We have now secured additional film production capability to take full advantage of the current global shortage of soluble film casting production capacity. This shortage is due to extremely strong global demand for ‘dissolve-in-the mouth’ products and the lack of both expertise and capacity to meet the demand. This purchase will increase our presence in the ‘dissolve-in-the-mouth’ product market, provide us with the means to develop other target markets for this technology and will place BioProgress in a strong position going forward.’

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganization. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

- Ends -

For further information:
BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674
grahamhind@bioprogress.com
www.bioprogress.com

Media enquiries:
Abchurch

Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7398 7700
henry.ht@abchurch-group.com
www.abchurch-group.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over seventy patents within sixteen patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: August 17, 2004	Elizabeth Edwards
Chief Financial Officer